Exhibit (1)
                       KTM Holdings Corp.
               c/o American Securities Corporation
                      122 East 42nd Street
                    New York, New York 10168


                                   April 28, 1994



Board of Directors
Ketema, Inc.
One Cherry Center
501 Cherry Street
Denver, Colorado  80222

Attention:  Special Committee

Dear Sirs:

     As you know, certain persons and entities affiliated with American Securities Corporation (the "Amseco Group") have been considering various options with regard to their investment in Ketema, Inc. (the "Company"). After careful deliberation, the Amseco Group hereby proposes to acquire all of the outstanding Common Stock of the Company not already owned by members of the group (the "Acquisition") at a price of $13.125 per share, payable in cash (the "Merger Consideration"). The Amseco Group beneficially owns approximately 21.2% of the outstanding Common Stock of the Company (including shares issuable upon conversion of debentures held by them).

     The Acquisition would be effected through a merger of a wholly-owned subsidiary of KTM Holdings Corp. ("Buyer") into the Company (the "Merger"). Buyer is a newly-formed Delaware company created to effect the Acquisition. Upon consummation of the Merger, the Company would become a wholly-owned subsidiary of Buyer. The Company's currently outstanding 8% Convertible Subordinated Debentures due 2003 which are not converted into Common Stock or Convertible Preferred Stock prior to the Merger would remain outstanding and, in accordance with their terms, would thereafter be convertible solely into the right to receive the cash Merger Consideration.

     Buyer has obtained an oral commitment from a bank to provide financing for purposes of the Acquisition. We anticipate that such financing, together with the Company's cash balances and marketable securities, will be sufficient to refinance the Company's existing institutional indebtedness, fund the Merger Consideration, pay transaction expenses and provide for ongoing working capital needs.



     Our proposal is subject only to (i) the negotiation and execution of a definitive merger agreement containing terms and conditions customary in transactions of this kind (including customary representations, warranties, covenants and conditions) (the "Merger Agreement"), (ii) approval by the holders of a majority of the outstanding shares of the Company's Common Stock, (iii) Buyer reaching satisfactory agreements with the institutional investors holding the Company's outstanding $45 million principal amount of 11.12% Senior Notes due October 31, 2003 regarding the early retirement of such Notes, (iv) the receipt of any necessary governmental approvals, (v) Buyer reaching satisfactory arrangements with Hugh H. Williamson, III, Chief Executive Officer of the Company, regarding continuation of his current operating duties and the exchange of the convertible debentures and options presently held by him for an equity participation in Buyer and (vi) the funding of the working capital and term loans pursuant to the financing commitment. Our proposal is necessarily based on current market conditions and our assessment of the Company's businesses and assets as they exist today. We will have no obligation to the Company or its shareholders with respect to this proposal unless and until the Merger Agreement is executed. After such execution, the only obligations will be those set forth in the Merger Agreement.

     We are prepared to submit a draft Merger Agreement and to begin negotiating the Merger Agreement with the Special
Committee of the Board and its counsel and financial advisors.



     We believe, based in part on the advice of our financial advisors, that the Merger Consideration is fair to the public shareholders of the Company. The Merger Consideration represents premiums of 20% and 22% over the average closing prices for the Company's Common Stock for the 10 trading day and 60 trading day periods, respectively, prior to October 21, 1993 when the Amseco Group filed an amendment to its Schedule 13D to disclose its consideration of, among other things, a merger of the type now proposed. The Merger Consideration also represents a multiple of 39 times net income per share of $.34 for the Company's fiscal year ended February 28, 1994.

     We request that the Company's Board of Directors consider the proposal as soon as possible. Our financial advisors, The Bridgeford Group, and our legal advisors, Stroock & Stroock & Lavan, are available to meet with the Special Committee and its counsel and financial advisors to discuss and answer any questions regarding our proposal. We look forward to a response at your earliest convenience.

                                   Very truly yours,

                                   KTM HOLDINGS CORP.

                                  By:/s/ Michael G. Fisch